Exhibit 99.1

RENEW ENERGY GLOBAL PLC

(a public limited company having its registered office at C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB, England and incorporated in England and Wales with company number 13220321)

NOTICE OF ANNUAL GENERAL MEETING 2022 to be held on Friday August 19, 2022 at 3:00 p.m. BST at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorized under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or if you reside elsewhere, another appropriately authorized financial adviser.

If you have recently sold or transferred all your shares in ReNew Energy Global Plc, please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CHAIRMAN’S LETTER

Dear Shareholder,

I am pleased to enclose the notice of the first annual general meeting of the shareholders of ReNew Energy Global Plc (‘‘ReNew’’ or the ‘‘Company’’) (the ‘‘Annual General Meeting’’ or ‘‘AGM’’), to be held at 3:00 p.m. (British Summer Time) on Friday, August 19 2022 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom. The accompanying notice of Annual General Meeting (the ‘‘Notice’’) describes the AGM, the resolutions you will be asked to consider and vote upon and related matters.

We look forward to welcoming shareholders in person at the Annual General Meeting, as permitted by government guidance relating to the COVID-19 pandemic in place at the time of publication of this Notice. However, this may be subject to change at short notice and, in that case, it is possible that applicable laws or government guidance may stipulate some restrictions for attending the meeting. Please monitor the Company’s website (https://investor.renewpower.in/) for any updates, including the latest safety measures in place, should you wish to attend the AGM. Given the constantly evolving nature of the situation, should circumstances change before the time of the AGM, we want to ensure that we are able to adapt arrangements and to welcome shareholders to the AGM, within safety constraints and in accordance with government guidelines. Please do not attend the AGM in person if you have any symptoms of, or have tested positive for, COVID-19.

Your vote is important, regardless of the number of shares you own. We therefore strongly encourage you to place your vote by proxy on the resolutions in the Notice. If you are a shareholder of record holding Voting Shares (see note 4 of the Further Notes on pages 7 to 8 of this document), you may vote by signing, dating and returning your proxy form in the envelope provided, returning the proxy form by email, or voting online or by telephone. Given the possibility of restrictions on attendance in connection with COVID-19, we recommend that you appoint the ‘‘Chairman of the Meeting’’ as your proxy, rather than another person who may not be able to attend. To ensure your vote is counted, please ensure that your proxy appointment is made in accordance with the instructions in notes 13-15 of the Further Notes on pages 7 to 8 of this document by no later than 5:00 p.m. BST on Wednesday, August 17, 2022.

If you are a beneficial owner (not a shareholder of record), with Voting Shares held within the systems of The Depository Trust Company through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 11:59 p.m. EDT on Tuesday, August 16, 2022.

If you hold depositary receipts issued by Computershare Trust Company, N.A. in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 11:59 p.m. EDT on Monday, August 15, 2022.

If you do not attend the AGM in person, you will be able to listen to it online at www.virtualshareholdermeeting.com/RNW2022. You will need to enter your name, your email address, and your 16-digit control number (which will be on your proxy form if you are a shareholder of record, or on the instructions you receive from your bank or brokerage firm, if you are a beneficial owner, or from Computershare, if you hold depositary receipts). If you do use this facility, you will not be considered to be formally present at the meeting and you will not be able to vote or speak through the facility.

Recommendation

You will find an explanation of each resolution to be proposed at the AGM within the Explanatory Notes on page 4 of this document. The Company’s board of directors (the ‘‘Board’’) considers that all these resolutions are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board unanimously recommends that you vote in favor of each of the proposed resolutions, as the members of the Board intend to do in respect of their beneficial holdings (if any).

Thank you for your continued support of ReNew.

Yours sincerely,

Sumant Sinha

Chairman and Chief Executive Officer

25 July 2022

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the first Annual General Meeting (the ‘‘AGM’’) of ReNew Energy Global Plc (the ‘‘Company’’) will be held at 3:00 p.m. (British Summer Time) on Friday, August 19, 2022 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom.

The business of the AGM will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given in the Explanatory Notes on page 4 of this document and additional information on voting at the Annual General Meeting can be found on pages 7 to 8. All resolutions will be put to vote on a poll.

Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the Nasdaq Capital Market, the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the ‘‘Companies Act’’). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but are routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

Companies Act annual reports and accounts

1.
THAT the annual accounts and reports of the Company for the financial year ended March 31, 2022 (the ‘‘2022 Annual Reports and Accounts’’) be received.

Directors’ remuneration report

2.
THAT the directors’ remuneration report of the Company for the financial year ended March 31, 2022, as set forth on pages 63 to 81 of the 2022 Annual Reports and Accounts but excluding the directors’ remuneration policy set out on pages 73 to 81, be approved.

Directors’ remuneration policy

3.
THAT the directors’ remuneration policy of the Company, as set forth on pages 73 to 81 of the 2022 Annual Reports and Accounts, be approved.

Approval of directors’ appointment

4.
THAT the appointment of Ram Charan as a director be approved.

5.
THAT the appointment of Manoj Singh as a director be approved.

6.
THAT the appointment of Robert S. Mancini as a director be approved.

7.
THAT the appointment of Sir Sumantra Chakrabarti as a director be approved.

8.
THAT the appointment of Vanitha Narayanan as a director be approved.

9.
THAT the appointment of Michelle Robyn Grew as a director be approved.

Re-appointment of auditors

10.
THAT KNAV Limited be re-appointed as auditor of the Company, to hold office from the conclusion of this AGM until the conclusion of the next general meeting at which the Company’s annual accounts and reports are laid before the Company.

Auditor’s remuneration

11.
THAT the Board and its Audit Committee be severally authorized to determine the auditor’s remuneration.

By Order of the Board

Sumant Sinha

Chairman and Chief Executive Officer

25 July 2022

EXPLANATORY NOTES

Resolution 1 (Companies Act annual reports and accounts)

The Board is required to lay its annual reports and accounts before a general meeting each year. The 2022 Annual Reports and Accounts comprise the Company’s directors’ report, strategic report, directors’ remuneration report and annual accounts and auditor’s report for the financial year ended March 31, 2022, prepared in accordance with the Companies Act.

Resolution 2 (Directors’ remuneration report)

The Directors’ remuneration report sets out the pay and benefits received by each of the directors in respect of the financial year ended March 31, 2022, prepared in accordance with the Companies Act. The Company is required to seek shareholders’ approval of this report (excluding the directors’ remuneration policy it contains). The directors’ remuneration report can be found on pages 63 to 81 of the 2022 Annual Reports and Accounts (excluding the directors’ remuneration policy set out on page 73 to 81).

Resolution 3 (Directors’ remuneration policy)

The purpose of this resolution is to seek shareholder approval of the Company’s directors’ remuneration policy set out on pages 73 to 81 of the 2022 Annual Reports and Accounts.

The directors’ remuneration policy sets out how the Company proposes to pay its directors, including every element of remuneration to which a director may be entitled, as well as how the policy supports the Company’s long-term strategy and performance. It also includes details of the Company’s approach to recruitment and payments for loss of office.

If the policy is approved, the Company will only be permitted to make remuneration payments and payments for loss of office to directors if they are consistent with the policy or have been specifically approved by a shareholder resolution. The Company will not be permitted to make any such payments after the end of its current financial year without approval by a specific shareholder resolution if no remuneration policy has been approved.

If approved by shareholders, the policy will apply for a three-year term from the conclusion of this AGM, unless it is replaced by a new policy approved by shareholders at a general meeting. After three years, a new policy must be proposed to shareholders.

Resolutions 4 to 9 (Approval of directors’ appointment)

The Company has appointed independent non-executive directors for a period of two years from August 23, 2021 to August 22, 2023. In accordance with the terms and conditions of their appointment, their appointment is required to be approved by shareholders at the next AGM after their appointment. As this is the first AGM being held after their appointment, the Company intends to propose resolutions to approve their appointment. If any of these resolutions is not passed, the relevant director’s appointment will be terminated in accordance with the terms of his or her appointment.

The Board considers, that each director seeking confirmation of their appointment contributes effectively and demonstrates commitment to their role. The Board therefore recommends their confirmation. The skills and experience of each director, as summarized in their biographies set out herein after, demonstrate why their contribution is important and how the contribution, commitment and performance they make continue to be important to the Company’s long-term sustainable success.

Brief biographical details of each of the directors to which the resolutions relate are set out set out on pages 5 to 6.

Resolution 10 (Re-appointment of auditors)

The current appointment of KNAV Limited (‘‘KNAV’’) as Auditor of the Company will terminate at the conclusion of this year’s AGM. KNAV has expressed its willingness to continue in office. The Audit Committee and the Board have recommended that KNAV be re-appointed until the conclusion of the next general meeting of the Company at which the Company’s annual accounts and reports are laid.

Resolution 11 (Auditor’s remuneration)

The directors may set the remuneration of the auditor if authorized to do so by the shareholders. The Board has recommended that the Audit Committee be authorized to determine the remuneration of KNAV. This resolution seeks authority for the Board and the Audit Committee severally to set the remuneration of the Auditor for the financial year 2022-23.

PROFILE OF DIRECTORS

Ram Charan

Mr. Ram Charan advises or has advised various global companies and in some cases their boards such as Bank of America, Toyota, ICICI Bank, Adani group, Max Group, 3G, Yidliz Holdings, among others for more than 40 years. He is actively involved in coaching, founders and family businesses, senior executives, boards and directors, and other senior business leaders across many industries. A global Young Presidents’ Organization resource and an award winning teacher, he was among Business Week’s top ten resources for in-house executive development programs. Mr. Charan has authored and co-authored over 30 books, including six on corporate boards. Four of his books were Wall Street Journal bestsellers, including Execution (co-authored with former Honeywell CEO Larry Bossidy). He also has written articles for publications including for the Harvard Business Review, Fortune, Chief Executive Magazine, and Economic Times. Mr. Charan holds Doctorate in corporate governance and an MBA with high distinction (Baker Scholar) from Harvard Business School, United States.

Manoj Singh

Mr. Manoj Singh served as the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd (Deloitte Global) in a professional career spanning thirty six years with the firm. Prior to his retirement in June 2015, Mr. Singh was based in Cleveland, Hong Kong and New York with Deloitte where he held various leadership positions. A consultant by background, Mr. Singh led Deloitte Consulting in the Americas, was the Asia Pacific Regional Managing Director and the COO in the final eight years with the firm. He also served on the Board of Directors of Deloitte firms in the US, China and Mexico. Mr. Singh has advised national and multinational companies on mergers and acquisitions, enterprise cost management and shareholder value growth with a specific focus on technology, manufacturing and the energy industry. He also has extensive business development experience in emerging and developed markets such as Germany, China, India, sub-Saharan Africa, and South East Asia. He is a member of several public and private company boards including DXC Technology, The Putnam Funds, and Abt Associates. Mr. Singh is also a Trustee at Carnegie Mellon University and a board member at Pratham USA a non-profit engaged in enhancing child literacy and education in India. He also serves in an advisory capacity to a technology start up Altimetrik focused on delivering outcomes to clients using state of the art agile technology. He is a frequent speaker on college campuses and has also appeared on Bloomberg, BBC, CNBC, regional World Economic Forum and print media interviews and panels. Mr. Singh holds a B.Tech degree from the Indian Institute of Technology, Kanpur, India and Master of Science in Industrial Administration degree from Carnegie Mellon University, United States, and is a recipient of the Distinguished Alumnus Award from both institutions.

Robert S. Mancini

Mr. Robert S. Mancini served as RMG II’s Chief Executive Officer and a director since inception. He also served as the Chief Executive Officer and a director of RMG I from October 2018 through its business combination with Romeo Power in December 2020, and serves as chairman of the board of directors of Romeo Power. He has also served as the Chief Executive Officer and a director of RMG III since its inception in December 2020 and as the Chief Executive Officer of RMG IV, RMG V, RMG VI and RMG VII and a director of RMG V since each company’s inception in February 2021. From June 2018 to December 2018, Mr. Mancini served as a Senior Advisor to Carlyle Power Partners and was a Partner and a Managing Director with The Carlyle Group and head or co-head of Carlyle’s power investment business from December 2012 until June 2018. Prior to joining Carlyle, from June 1993 to December 2012, Mr. Mancini was an employee of Goldman Sachs & Co., and from November 1999 through December 2012 was a Managing Director at Goldman Sachs & Co. Prior to joining Goldman, Mr. Mancini spent nine years in private practice as a lawyer with Debevoise and Plimpton, where he established that firm’s derivatives practice. Mr. Mancini received his J.D. from New York University School of Law, United States in 1984, where he was a member of Law Review, and received his B.A. degree from Binghamton University, United States in 1980.

Sir Sumantra Chakrabarti

Sir Sumantra Chakrabarti is adviser to the Presidents of Kazakhstan and Uzbekistan on economic development, effective governance and international cooperation. He is also Deputy Chair of the Kazakhstan Supreme Council on Reforms, and of the Management Council of the Astana International Financial Centre. Sir Sumantra is the Chair of the Board of Trustees of Overseas Development Institute, and works as a Global Commissioner of the New Climate Economy network, as a member of the Clean Growth Leadership Network, the Advisory Board of ECube Climate Finance, the WHO Commission examining post- COVID19 health systems in Europe, the Board of the Project for Modern Democracy think tank, the Commission for Smart Government, of the International Advisory Council of the Oxford India Centre for Sustainable Development, and of the WEF Eurasia Policy Group, and as adviser to the Karta Initiative. Sir Sumantra was until July 2020 the sixth President of the European Bank for Reconstruction and Development. Sir Sumantra served two full four-year terms, having won competitive elections in 2012 and in 2016, during his tenure at the European Bank for Reconstruction and Development. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. Sir Sumantra has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honors from Kosovo, Kazakhstan and Uzbekistan.

Vanitha Narayanan

Ms. Vanitha Narayanan is a senior global executive and board leader with a successful track record spanning three decades in technology and telecommunications. In 2020, Ms. Narayanan retired after a career spanning three decades at IBM where she held multiple key roles leading large businesses in the United States, Asia-Pacific and India. These roles included serving as Managing Director & Chairman of IBM India, Vice President for the Communications Sector across Asia Pacific, Vice President for Global Telecommunications Solutions and finally Managing Director for a strategic telecoms client before her retirement. Ms. Narayanan serves on the boards of several global companies including ReNew Global, HCL Technologies Ltd. and Schlumberger Ltd. Ms. Narayanan played a significant role as leader and influencer across industry bodies during her decade in India. She was the first woman chairperson of AMCHAM India in 2016 and served as a member on the National Executive Board from 2014 to 2018. She was on the executive council of National Association of Software and Services Companies (NASSCOM) from 2016 to 2018 and on the Catalyst India Advisory Board. She also served as Chairperson of the Board of Governors for National Institute of Technology, Suratkal and was a member of the National Council of the Confederation of Indian Industry and served as Co-Chair of the National Committee for MNCs. Ms. Narayanan earned a Degree of Doctor of Letters from the LNM Institute of Information Technology. Ms. Narayanan is a graduate in Public Relations & Communication from Stella Maris College and holds an MBA degree in Marketing and Advertising from the University of Madras. She also holds an MBA degree in MIS & Accounting from the University of Houston.

Michelle Robyn Grew

Ms. Michelle Robyn Grew is the group chief operations officer, General Counsel and the Head of CSR and Responsible Investing for Man Group. She is a member of the Man Group Senior Executive Committee. She joined GLG in January 2009 which was later acquired by Man Group. Her chief operations officer role encompasses responsibility for the firm’s infrastructure which covers operations, compliance, legal, human resources, talent, business operational risk and resilience, financial crime, corporate real estate and communications. Before joining GLG and Man Group, Ms. Grew held senior positions at Barclays Capital and prior to that at Lehman Brothers, London International Financial Futures and Options Exchange and Fidelity Brokerage Services and has worked in the investment industry since 1994. She serves on the Council and Remuneration Committee of Alternative Investment Management Association and services as a non-executive director or as a member of the advisory committee of several start-ups. Ms. Grew holds a bachelor’s degree in law from Coventry University, United Kingdom and was called to the Bar of England and Wales in 1991.

FURTHER NOTES

1.
Some of the resolutions are items that are required to be approved by shareholders under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.
In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that all votes attaching to each Voting Share represented in person or by proxy will be counted in the vote.

3.
All resolutions will be proposed as ordinary resolutions, which means that such resolutions must be passed by a simple majority of the total voting rights of shareholders who vote on such resolutions, whether in person or by proxy.

4.
‘‘Shareholders of record’’ are those persons registered in the register of members of the Company in respect of at least one share in the Company at 23:59 (Eastern Daylight Time) on July 14, 2022 (the ‘‘Record Date’’). If, however, shares in the Company within the systems of The Depository Trust Company (‘‘DTC’’) are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the ‘‘beneficial owner’’ of those shares. Only shareholders of record have the right to attend, speak and (in respect of any Class A Ordinary Share, Class B Ordinary Share or Class D Ordinary Share (together ‘‘Voting Shares’’)) vote at the AGM. Changes to the register of members after the deadline above will be disregarded in determining the rights of any person to attend and vote at the meeting.

5.
Beneficial owners of Voting Shares as at the Record Date generally have the right to direct their broker or other agent how to vote the Voting Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from their broker or agent. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 5:00 p.m. BST on Wednesday, August 17, 2022.

6.
Holders as at the Record Date of depositary receipts issued by Computershare Trust Company, N.A. (‘‘Computershare’’) generally have the right to direct Computershare how to vote the Voting Shares underlying their depositary receipts and are also invited to attend the Annual General Meeting. However, as holders of depositary receipts are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from Computershare. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 5:00 p.m. BST on Wednesday, August 17, 2022.

7.
In accordance with the provisions of the Companies Act, and in accordance with the Articles, a shareholder of record is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting. A shareholder of record may appoint more than one proxy in relation to the Annual General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Such proxies need not be shareholders of record, but must attend the Annual General Meeting and vote in accordance with any instructions given by the shareholder of record. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the ‘‘Voting Process and Revocation of Proxies’’ section below.

8.
Pursuant to section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to:

(a)
the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(a)
any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

Section 528 of the Companies Act specifies requirements for the Company to make the statement available on the website. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or section 528. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website.

9.
The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

10.
A copy of this Annual General Meeting notice can be found at the Company’s website https://investor.renewpower.in/. Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

11.
If you wish to attend the Annual General Meeting in person (and may do so in compliance with applicable legal requirements and government guidance), please bring photo identification to enable the Company to confirm your right to attend and vote. On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

12.
If you have general queries about your shareholding, please contact the bank or brokerage firm through which you hold your shares, or Computershare if you hold depositary receipts, or ir@renewpower.in.

VOTING PROCESS; APPOINTMENT AND REVOCATION OF PROXIES

13.
If you are a shareholder of record holding Voting Shares, you can appoint a proxy to vote for you, and (if you wish) give instructions on how your proxy should vote, by marking, dating, signing and returning the proxy form by post to the Company’s office at C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, England, SW1Y 4LB or by email to CorpSec@renewpower.uk. In the case of a shareholder of record which is a legal entity, the proxy form must be executed on its behalf by a duly authorized signatory or an attorney for the entity. Any power of attorney or any other authority under which a proxy form is signed on behalf of any shareholder of record (or a duly certified copy of it) should be included with the proxy form. In order to be valid, your proxy form must be received no later than 5:00 p.m. BST on Wednesday, August 17, 2022.

14.
Alternatively, if you are a shareholder of record holding Voting Shares, you may appoint a proxy online at www.ProxyVote.com or (from within the United States) by telephone on 1-800-454-8683. You will need to enter the 16-digit control number on your proxy form. If you make a voting election online or by telephone, you will (unless the Company agrees otherwise with you) be deemed to have appointed the Chairman of the AGM as your proxy for the AGM and instructed him to vote your shares in accordance with your election. If you make no election in respect of a particular resolution, your proxy will not vote on the resolution. In order to be valid, your voting election must be made no later than 5:00 p.m. BST on Wednesday, August 17, 2022.

15.
The appointment of a proxy will not preclude a shareholder of record from attending and voting in person instead of the proxy at the AGM.

16.
A shareholder of record who has appointed a proxy may revoke the appointment by delivering to the address or email address for delivery of proxy forms given above, before the deadline for the receipt of proxy forms given above, either a duly signed written notice that the proxy is revoked bearing a date later than that indicated on the proxy form or a duly signed subsequently dated proxy form. Voting elections made online or by telephone may also be changed until the deadline for such elections given above.

17.
If you are a beneficial owner (not a shareholder of record), with Voting Shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 11:59 p.m. EDT on Tuesday, August 16, 2022. Any voting direction submitted to the Company or its agent by you or on your behalf in accordance with these instructions will (unless the Company agrees otherwise with you) be deemed to constitute the appointment of the Chairman of the AGM as proxy on behalf of DTC’s nominee (which is the registered holder of your shares) in respect of your shares for the AGM and an instruction to the proxy to vote those shares in accordance with your direction. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution (except that your broker may give instructions to the proxy to vote on certain resolutions at the broker’s discretion in accordance with applicable regulations or, if you return a paper voting instruction form, as described on that form).
18.
If you hold depositary receipts issued by Computershare in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 11:59 p.m. EDT on Monday, August 15, 2022. Following receipt of your instructions, Computershare will instruct its nominee (which is the registered holder of the shares underlying your depositary receipts) to pass on your instructions to the Company’s agent, which will be deemed to constitute the appointment of the Chairman of the AGM (or some other person agreed by the Company and Computershare) as the nominee’s proxy for the AGM in respect of your shares and an instruction to the proxy to vote those shares in accordance with your directions. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution.